DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New; York, New York 10158

April 28, 2015

Via EDGAR Correspondence

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mara L. Ransom,

                Assistant Director

Re:	Blue Earth, Inc.
Registration Statement on Form S-3
Filed March 25, 2015
File No. 333-202973

Dear Ms. Ransom:

The Company has filed Amendment No. 2 to its Registration Statement on this date to include information which was inadvertantly omitted from Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-202973).

If you have any comments or questions regarding the foregoing, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAIVIDOFF HUTCHER & CITRON LLP

By:  /s/ Elliot H. Lutzker

Elliot H. Lutzker, Partner

cc:

Dr. Johnny R. Thomas

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